Exhibit 99.1

ASX Announcement

16 November 2018

Results of Annual General Meeting

The results of Immutep Limited (ASX:IMM) Annual General Meeting held earlier today are set out in the attached document.

All resolutions were passed on a show of hands.

For further information please contact:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Immutep Limited

+1 (917) 860-9404; jay.campbell@primabiomed.com.au

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com

Immutep Limited

AGM

Friday, 16 November 2018

Voting Results

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth).

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Open to Chair*	Abstain	For	Against	Abstain**	Carried / Not Carried
1. Non-binding resolution to adopt Remuneration	Ordinary	557,584,447	31,894,330	761,731,196	6,322,507		N/A		Carried
		41.27%	2.36%	56.37%

2. Re-election of Director – Dr Russell John Howard	Ordinary	676,453,486	9,125,049	762,833,426	1,539,538		N/A		Carried
		46.70%	0.63%	52.67%

3. Approval of additional 10% placement capacity	Special	604,509,758	79,875,001	761,043,791	4,415,329		N/A		Carried
		41.82%	5.53%	52.65%

4. Ratification of previous Share issue	Ordinary	237,594,744	57,767,058	763,481,666	6,614,746		N/A		Carried
		22.44%	5.46%	72.10%

5. Approval of grant of performance rights to Dr Russell John Howard	Ordinary	562,797,524	29,033,966	761,869,854	22,385,268		N/A		Carried
		41.57%	2.14%	56.29%

6. Approval of the use of performance rights and/or options under the Company’s Executive Incentive Plan	Ordinary	597,350,830	45,903,668	763,592,552	1,949,035		N/A		Carried
		42.46%	3.26%	54.28%

*	The Chair of the Meeting will vote all undirected proxies in favour of all items of business
**	Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.